CYC 3/21/11

11021430

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 14 2011

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McCafferty & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 AVE OF THE STARS, SUITE 2050
(No. and Street)

LOS ANGELES (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLIN MCCAFFERTY (310) 551-4040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HINTON, KREDITOR & GRONROOS, LLP
(Name – *if individual, state last, first, middle name*)

50 E FOOTHILL BLVD., THIRD FLOOR (Address) ARCADIA (City) CA (State) 91006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/30

OATH OR AFFIRMATION

I, COLIN MCCAFFERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCCAFFERTY & COMPANY, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

CYNTHIA A. ROY
Commission # 1757028
Notary Public - California
Los Angeles County
My Comm. Expires Jul 14, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

H | K | G Hinton, Kreditor & Gronroos, LLP
Certified Public Accountants

David R. Hinton, CPA
Eric A. Gronroos, CPA, MBT
Fred T. Arjani, CPA
David W. Riley, CPA, JD
Jorge R. Fernandez, CPA
AnnMarie Flaherty, CPA

Garrett P. Kreditor, CPA
1965-2007

Member
McCafferty & Company, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of McCafferty & Company, LLC as of December 31, 2010, and the related statements of income, changes in member's capital and comprehensive loss and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McCafferty & Company, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hinton, Kreditor & Gronroos, LLP
Certified Public Accountants

Arcadia, California
March 9, 2011

50 E. Foothill Blvd., Third Floor | Arcadia, CA 91006 | Phone: (626) 585-0666 | Fax: (626) 585-1661

Other Offices: Pasadena, CA

MCCAFFERTY & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 115,849	
Marketable securities	1,275,569	
Property and equipment, at cost, less accumulated depreciation of $18,920	56,526	
Due from member	199,612	
Due from Sophia, LLC	20,751	
Interest receivable	6,487	
Prepaids	14,022	
Other assets	57,994	
Total assets		$ 1,746,810

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable	$ 1,094	
Accrued expenses	13,485	
State LLC fee payable	6,000	
Total liabilities		20,579
Member's capital		
Member's equity	1,737,265	
Accumulated other comprehensive loss	(11,034)	
Total Member's capital		1,726,231
Total liabilities and member's capital		$ 1,746,810

See accompanying notes and independent auditors' report.

MCCAFFERTY & COMPANY, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:		
Consulting income	$ 1,687,813	
		$ 1,687,813
Expenses:		
Automobile	27,305	
Bank charges	910	
Charitable contributions	412	
Computer	17,567	
Continuing education	2,537	
Depreciation	6,699	
Dues and subscriptions	2,716	
Gifts	4,524	
Insurance	17,860	
Legal and professional	75,343	
Licensing fees	7,119	
Meals	19,480	
Miscellaneous	30,681	
Office	58,426	
Outside services	163,155	
Rent	34,650	
Salaries and wages	62,000	
Telephone	16,768	
Travel	67,603	
		615,755
Income from operations		1,072,058
Other income (expense)		
Investment income	8,651	
Interest income	6,487	
Gain on sale of marketable securities	709	
Interest expense	(101)	
		15,746
Income before income taxes		1,087,804
Provision for income taxes		11,431
Net income		1,076,373
Other comprehensive income		
Unrealized gain on marketable securities		(11,034)
Comprehensive income		$ 1,065,339

See accompanying notes and independent auditors' report.

MCCAFFERTY & COMPANY, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2010

	Member's Equity	Accumulated Other Comprehensive Income	Total Member's Capital
Balance - January 1, 2010	$ 1,402,761	$ -	$ 1,402,761
Distributions	(741,869)	-	(741,869)
Net income	1,076,373	-	1,076,373
Unrealized loss on marketable securities	-	(11,034)	(11,034)
Balance - December 31, 2010	$ 1,737,265	$ (11,034)	$ 1,726,231

See accompanying notes and independent auditors' report.

MCCAFFERTY & COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows provided by operating activities:		
Net income		$ 1,076,373
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 6,699	
Gain on sale of marketable securities	(709)	
Changes in assets and liabilities:		
Decrease (increase) in assets:		
Accounts receivable	200,000	
Due from member	(79,547)	
Due from Sophia, LLC	(8,700)	
Interest receivable	(6,487)	
Prepaids	(14,022)	
Other assets	(50,299)	
Increase (decrease) in liabilities:		
Accounts payable	1,094	
Accrued expenses	(25,824)	
Total adjustments		22,205
Net cash provided by operating activities		1,098,578
Cash flows used for (provided by) investing activities:		
Purchase of marketable securities	(1,536,894)	
Proceeds from sale of marketable securities	251,000	
Acquisition of automobile and furniture	(46,266)	
Net cash used for operating activities		(1,332,160)
Cash flows used for financing activities:		
Distributions to shareholder		(741,869)
Net increase in cash		(975,451)
Cash and cash equivalents - beginning of year		1,091,300
Cash and cash equivalents - end of year		$ 115,849
Supplemental information:		
Cash paid for:		
Interest		$ 101
Income taxes		$ 11,431

See accompanying notes and independent auditors' report.

MCCAFFERTY & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

McCafferty & Company, LLC (the Company) is a California limited liability company. Its member has limited personal liability for the obligations or debts of the Company. Only one class of member's interest exists. As a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), the Company provides advisory and consulting services primarily in the media, entertainment, and telecommunications industry.

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting, recognizing income when earned and expenses when incurred.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Uninsured Cash Balances

The Company maintains its cash and cash equivalents at large financial institutions. Bank cash balances may periodically exceed FDIC insurance coverage. Company's management believes the risk is not significant.

Fair Value of Financial Instruments

The Company has financial instruments whereby the fair market value of the financial instruments could be different than that recorded on a historical basis on the accompanying balance sheet. The Company's financial instruments consist of cash, accounts receivable, and accrued expenses. The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2010.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of the assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable Securities

The Company classifies its marketable securities according to their purpose and holding period. As of December 31, 2010, there were no trading account securities or held-to-maturity securities in the investment portfolio. Securities available for sale are reported at estimated fair value.

The fair values of the marketable securities are generally determined by reference to the quoted market prices obtained from independent external brokers or independent external pricing service providers who have experience in valuing these securities.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). The carrying value plus any related other comprehensive income balance of sold securities is used to compute realized gains and losses. Interest and dividends on securities are included in interest income. Amortization of premiums and accretion of discounts on securities are recorded as yield adjustments on such securities using the effective interest method. The specific identification method is used for purposes of determining cost in computing realized gains and losses on investment securities sold.

Property and Equipment

Property and equipment are valued at cost. Depreciation is computed using straight-line methods for financial reporting purposes over the estimated useful lives, as follows:

Furniture and fixtures	5 – 7 years
Automobile	5 – 7 years
Machinery and equipment	5 – 7 years

Depreciation expense for the year ended December 31, 2010 totaled $6,699.

Income Taxes

The Company is treated as a sole proprietorship for tax purposes and therefore incurs no federal tax liability. Accordingly, the Company's member is liable for individual federal and California state income taxes on the Company's taxable earnings. The Company incurs only a minimum state franchise tax fee and an annual California LLC fee based on the Company's gross receipts. The Company believes that it has appropriate support for the positions taken on its tax returns and that the limited liability company status would be sustained on examination.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company classifies interest and penalties on underpayments of income tax as interest expense and penalties, respectively, both of which was included in general and administrative expenses.

The Company files tax returns in the United States federal and California state jurisdiction. The Agency is no longer subject to tax examinations for California before 2006 or for United States federal purposes before 2007.

Subsequent Events

Subsequent events have been evaluated through March 9, 2011, which is the date the financial statements were available to be issued.

2. MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS

FASB ASC 820-10, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of fair value hierarchy under FASB ASC 820-10 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology are observable other than level 1 prices, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs to the valuation measurement are unobservable, supported by the little or no market data, and are significant to the fair value of the assets and liabilities.

2. MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS (continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010

Mutual funds: Valued at the net asset value (NAV) of shares held by the Agency at the end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Agency believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a summary of the marketable securities at December 31, 2010:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Mutual funds	$ 1,264,535	-	(11,034)	$ 1,275,569

The following table presents the balance of assets measured at fair value on a recurring basis as of December 31, 2010:

	2010			
	Level I	Level II	Level III	Total
Mutual funds	$ -	1,275,569	-	$ 1,275,569

At December 31, 2010, the Company had no assets measured at fair value on a nonrecurring basis and no liabilities measured at fair value on a recurring or nonrecurring basis.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$ 8,840
Automobile	43,266
Computer equipment	23,340
	75,446
Less accumulated depreciation	(18,920)
	$ 56,526

4. DUE FROM MEMBER

Due from member represent advances to the sole member from the Company. The advance bears interest at 3.25% per annum and is due on demand.

5. RELATED PARTY TRANSACTIONS

The Company has advanced funds for certain operating expenses in connection with a related party entity. The advanced amount of $20,751 is noninterest bearing and due on demand.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2010, the Company had net capital of $1,187,673, which was $1,087,673 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.0173 to 1.

The Company is exempt from the provisions of Regulation 15c3-3(k)(2)(i) because the Company did not carry margin accounts, and did not otherwise hold funds or securities for, or owe money or securities to, customers.

7. LINE OF CREDIT

On October 13, 2010, the Company established a revolving line of credit with a commercial bank in the amount of $250,000. Amounts borrowed under this line of credit bear interest at a rate equal to the sum of the overnight LIBOR rate plus 3.094% interest percentage points. As of December 31, 2010, the rate was 3.346%. The line of credit is guaranteed by the managing member of the Company and is secured by all of the Company's assets. There were no outstanding borrowings as of December 31, 2010.

8. COMMITMENTS

Subsequent to December 31, 2010, the Company agreed to lease its operating facility under an operating lease expiring in April 14, 2013. The lease requires the Company to pay fixed monthly rents with additional variable expenses. The future minimum lease payments are as follows:

Year ending December 31,		
2011	$	140,286
2012		140,286
2013		46,726
Total	$	327,334

Rent expense for the year ended December 31, 2010 was $34,650.

SUPPLEMENTARY INFORMATION

MCCAFFERTY & COMPANY, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

SCHEDULE I

Net capital	
Total member's capital	$ 1,726,231
Deductions:	
Nonallowable assets:	
Property and equipment, net	(56,526)
Due from member	(199,612)
Due from Sophia LLC	(20,751)
Interest receivable	(6,487)
Prepaid expenses	(14,022)
Other assets	(57,994)
Tentative net capital	1,370,839
Haircuts on liquid asset funds	
Trading and investment securities	(173,279)
Undue concentration	(9,887)
Total haircuts on liquid asset funds	(183,166)
Net capital	$ 1,187,673
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 1,094
Accrued expenses	13,485
State LLC fee payable	6,000
Total aggregate indebtedness	$ 20,579
Computation of Basic Net Capital Requirement	
Minimum net capital	$ 100,000
Excess net capital	$ 1,087,673
Ratio: Aggregate indebtedness to net capital	0.0173 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,187,673
Net capital per above	$ 1,187,673

See independent auditors' report.

MCCAFFERTY & COMPANY, LLC
DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

SCHEDULE II

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

See independent auditors' report.

MCCAFFERTY & COMPANY, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2010

SCHEDULE III

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

H | K | G **Hinton, Kreditor & Gronroos, LLP**
Certified Public Accountants

David R. Hinton, CPA
Eric A. Gronroos, CPA, MBT
Fred T. Arjani, CPA
David W. Riley, CPA, JD
Jorge R. Fernandez, CPA
AnnMarie Flaherty, CPA

Garrett P. Kreditor, CPA
1965-2007

Member
McCafferty & Company, LLC
Los Angeles, California

In planning and performing our audit of the financial statements of McCafferty & Company, LLC (the Company) for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal controls over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

50 E. Foothill Blvd., Third Floor | Arcadia, CA 91006 | Phone: (626) 585-0666 | Fax: (626) 585-1661

Other Offices: Pasadena, CA

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities

Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hinton, Kreditor & Gronroos, LLP

Hinton, Kreditor & Gronroos, LLP
Certified Public Accountants

Arcadia, California
March 9, 2011

H | K | G **Hinton, Kreditor & Gronroos, LLP**
Certified Public Accountants

David R. Hinton, CPA
Eric A. Gronroos, CPA, MBT
Fred T. Arjani, CPA
David W. Riley, CPA, JD
Jorge R. Fernandez, CPA
AnnMarie Flaherty, CPA

Garrett P. Kreditor, CPA
1965-2007

Member
McCafferty & Company, LLC
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by McCafferty & Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating McCafferty & Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). McCafferty & Company, LLC's management is responsible for the McCafferty & Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

50 E. Foothill Blvd., Third Floor | Arcadia, CA 91006 | Phone: (626) 585-0666 | Fax: (626) 585-1661

Other Offices: Pasadena, CA

We were not engaged to, and did not conduct and examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do no express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hinton, Kreditor & Gronroos, LLP
Certified Public Accountants

Arcadia, California
March 9, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067890 FINRA DEC
MCCAFFERTY & COMPANY LLC 20*20
2029 CENTURY PARK E STE 430
LOS ANGELES CA 90067-2905

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

COLIN MCCAFFERTY (310) 551-4040

2. A. General Assessment (item 2e from page 2) $ 4,241.16

B. Less payment made with SIPC-6 filed (exclude interest) (2,206.25)

____
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) –

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 2034.91

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2034.91

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MCCAFFERTY + COMPANY LLC
(Name of Corporation, Partnership or other organization)

COLIN MCCAFFERTY [signature]
(Authorized Signature)

MANAGING PARTNER
(Title)

Dated the 28 day of FEBRUARY, 20 11

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending DEC 31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,696,463
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	–
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	709
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	–
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	709
2d. SIPC Net Operating Revenues	$ 1,696,464
2e. General Assessment @ .0025	$ 4241.16

(to page 1, line 2.A.)